

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2017

Lam Ching Wan
Chief Executive Officer
Green Vision Biotechnology Corp.
1255 W. Rio Salado Parkway, Suite 215
Tempe, AZ 85281

> **Re: Green Vision Biotechnology Corp.
> Form 8-K
> Filed May 12, 2017
> File No. 000-55210**

Dear Mr. Lam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide interim financial statements of Lutu International Biotechnology Limited for the quarterly period ended March 31, 2017 and revise your operating results discussion beginning page 70 accordingly in the next amendment to Form 8-K. Refer to Rule 8-08 of Regulation S-X.

Contractual Arrangements with the Lutu Group and Able Lead, page 5

2. We note that you discuss the Contractual Arrangements between you and Lutu Group and Able Lead and have included these as exhibits. Please also discuss and file as exhibits any other material documents related to Lutu International's VIE structure or advise.

Risk Factors, Page 48

3. We note that in January 2015 the Ministry of Commerce of China released a discussion draft of proposed legislation, for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. Please provide a separate risk factor discussing, if material, the discussion draft, including how the proposed changes may impact your VIE structure and the uncertainty which may impact the legality of variable interest entity structures as they relate to foreign investment.

If Able Lead cannot repay the Outstanding Loan, page 53

4. Please further describe the consequences to you if the loan is not paid off, as it appears the escrow may continue for a year, during which time it appears you will be operating as the new entity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: W. Scott Lawler, Esq.